May 12, 2008

MSGI Security Solutions, Inc.
575 Madison Avenue
New York, New York 10022
917-339-7134

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	MSGI Security Solutions, Inc. Withdrawal of Registration Statement on Form SB-2 File Number: 333-143496

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), MSGI Security Solutions, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form SB-2 (File No. 333-143496), together with all exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed with the Commission on June 4, 2007.

Because of the ability of the selling shareholders, which are the subject of this Registration Statement, to sell their securities pursuant to Rule 144 of the Securities Act, the Registrant has decided to withdraw this Registration Statement. The Registrant hereby confirms that no securities have been or will be sold pursuant to the Registration Statement or the prospectus contained therein. Furthermore, there was no circulation of preliminary prospectuses in connection with the proposed transaction and the Registration Statement was not declared effective by the Commission.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to J. Jeremy Barbera, MSGI Security Solutions, Inc., 575 Madison Avenue, New York, New York 10022, facsimile number (917) 339-7166, with a copy to Alan I. Annex, Greenberg Traurig LLP, 200 Park Avenue, New York, New York 10166, facsimile number (212) 801-6400.

If you have any questions with respect to this matter, please contact Alan I. Annex of Greenberg Traurig LLP at (212) 801-9323.

MSGI SECURITY SOLUTIONS, INC.

By:	/s/ J. Jeremy Barbera
Name:	J. Jeremy Barbera
Title:	Chairman of the Board and Chief Executive Officer